Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Imperial Tobacco Group PLC

2. Name of director

Mr Simon P Duffy

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding by Director in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Simon P Duffy

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend reinvestment

7. Number of shares / amount of stock acquired

22

8. Percentage of issued class

0.0000030

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10p each

12. Price per share

£14.2907

13. Date of transaction

18/02/2005

14. Date company informed

21/02/2005

15. Total holding following this notification

8,159

16. Total percentage holding of issued class following this notification

0.0011

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

T M Williams, Deputy Company Secretary, 0117 963 6636

25. Name and signature of authorised company official responsible for making this notification

T M Williams, Deputy Company Secretary

Date of Notification

21/02/2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Imperial Tobacco Group PLC

2. Name of director

Mr David Cresswell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding by Director in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr David Cresswell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ISA Dividend reinvestment

7. Number of shares / amount of stock acquired

18

8. Percentage of issued class

0.0000024

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10p each

12. Price per share

£14.27

13. Date of transaction

18/02/2005

14. Date company informed

21/02/2005

15. Total holding following this notification

89,852

16. Total percentage holding of issued class following this notification

0.012

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

93,575 (includes conditional rights)

23. Any additional information

N/A

24. Name of contact and telephone number for queries

T M Williams, Deputy Company Secretary, 0117 963 6636

25. Name and signature of authorised company official responsible for making this notification

T M Williams, Deputy Company Secretary

Date of Notification

21/02/2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.